Exhibit (21.0)
BADGER METER, INC.

SUBSIDIARIES OF THE REGISTRANT

The Company's subsidiaries are listed below. All of the subsidiaries of the Company listed below are included in the Company's consolidated financial statements.

Name	Percentage of Ownership	State or country in which originated
Badger Meter de las Americas, SA de CV	100%	Mexico

Badger Meter Canada, Inc.	100%	Canada

Badger Meter Czech Republic	100%	Czech Republic
(a subsidiary of Badger Meter International)

Badger Meter Europe, GmbH	100%	Federal Republic of Germany

Badger Meter International, Inc.	100%	United States
(an international holding company of Badger Meter, Inc.)

Badger Meter de Mexico, SA de CV	100%	Mexico

Badger Meter Slovakia	100%	Slovakia
(a subsidiary of Badger Meter Europe, GmbH)

Racine Federated, Inc.	100%	United States (Wisconsin)
(acquired in January 31, 2013 and merged into Badger Meter, Inc. on December 31, 2012)

Remag AG	100%	Switzerland
(a subsidiary of Badger Meter International, Inc.)